EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc. (the "Company")
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

October 9, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwire on October 9, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

As referred to in the attached News Release, the Company completed the issuance to an affiliate of Newmont Mining Corporation (such affiliate being Newmont Canada FN Holdings ULC) ("Newmont"), by way of private placement, of 4,850,000 common shares of the Company at a price of Cdn$1.05 per share for an aggregate purchase price of Cdn$5,092,500 (the "Placement").  The Placement is a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (Newmont is a "related party" of the Company within the meaning of MI 61-101 by virtue of holding more than 10% of the outstanding shares of the Company prior to the

2

Placement).  MI 61-101 requires that certain information be disclosed in this material change report with respect to the Placement, as follows:

(a)	Description of the transaction and its material terms:

See the attached News Release.

(b)	Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for the exploration and development of the Company’s mineral properties in the Democratic Republic of the Congo and for working capital and general corporate purposes.

(c)	Anticipated effect of the transaction on the issuer's business and affairs:

The Placement improved the Company's financial position by providing funds to be used by the Company as per item 8(b) of this report above.  The Placement also resulted in a significant number of additional shares being issued by the Company to Newmont, as set out in the attached News Release.

(d)
Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Newmont purchased 4,850,000 common shares of the Company pursuant to the Placement.

Immediately prior to the closing of the prospectus financing referred to in the attached News Release and the Placement, Newmont held 9,700,000 (or 16.35%) of the outstanding common shares of the Company, as well as 1,000,000 common share purchase warrants of the Company ("Warrants"), with each such Warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.30 until December 16, 2012.  Taking into account the shares issued under the prospectus financing referred to in the attached News Release and the Placement, Newmont now holds a total of 14,550,000 (or 19.81%) of the outstanding common shares of the Company, as well as the Warrants.

(e)
Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Placement was unanimously approved by all directors of the Company in accordance with applicable corporate law.  There were no contrary views or disagreements in respect of the Placement.

3

(f)
Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g)
Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)
General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)
Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Under subsections 5.5(a) and 5.7(a) of MI 61-101, the Company is exempted from the requirements under MI 61-101 of having to perform a formal valuation and obtain minority shareholder approval in connection with the Placement, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Placement exceeds 25% of the Company’s market capitalization calculated in accordance with MI 61-101 (it being highlighted that at the time the Placement was agreed to the Company had 59,344,732 common shares outstanding, and the number of common shares issued under the Placement is equal to 8.2% of such then outstanding shares).

9.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

10.	Date of Report

October 19, 2012.

Schedule "A"

Loncor Closes Financings

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Toronto, Canada – October 9, 2012 - Loncor Resources Inc. (the “Company” or “Loncor”) (TSX VENTURE:LN) (NYSE MKT:LON) is pleased to announce that it has closed the issuance and sale of 9,245,000 common shares of the Company (the “Common Shares”) at a price of Cdn$1.05 per Common Share for aggregate gross proceeds of Cdn$9,707,250 (the “Offering”). The Offering was conducted by BMO Capital Markets and GMP Securities L.P. (together, the “Underwriters”). The 9,245,000 Common Shares issued under the Offering include 645,000 Common Shares issued and sold pursuant to the full exercise of the over-allotment option by the Underwriters.

The Offering was made by way of a short form prospectus dated October 1, 2012 filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The short form prospectus and other documents filed by the Company and referred to therein are available under the Company’s profile on SEDAR at www.sedar.com.  The Common Shares were also offered on a private placement basis in certain jurisdictions outside of Canada.

Newmont Mining Corporation (“Newmont”) has also completed, through an affiliate of Newmont, a non-brokered private placement (the “Placement”) of 4,850,000 common shares of the Company at the Offering price for aggregate gross proceeds of Cdn$5,092,500, concurrent with the Offering. After giving effect to the completion of the Offering and the Placement, Newmont (through an affiliate) now holds 14,550,000 (representing 19.81% on a non-diluted basis) of the outstanding common shares of the Company and 1,000,000 common share purchase warrants of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.30 until December 2012. The 4,850,000 common shares of the Company issued under the Placement are subject to a four month “hold period”, which expires on February 10, 2013, and the resale rules of applicable securities legislation.

Pursuant to the two financings, the Company has raised total gross proceeds of Cdn$14,799,750.

Loncor intends to use the proceeds from the financings for the exploration and development of the Company’s mineral properties in the Democratic Republic of the Congo and for working capital and general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo (the “DRC”) - the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km covering part of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration

A-2

permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys. Additional information with respect to the Company’s projects can be found on the Company’s web site at www.loncor.com.

Forward-Looking Information: Statements in this press release relating to the use of proceeds from the financings and the Company’s exploration and development plans are forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company’s properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company’s properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration or development results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurance can be given that the indicated levels of gold will be produced), uncertainties related to fluctuations in commodity prices and equity markets and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 30, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938.